UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PAYMEON, INC.

(Name of Issuer)

Common Stock - $0.001 Par Value

(Title of Class of Securities)

70438T101

(CUSIP Number)

Ronald J. LoRicco, Sr.

216 Crown St., Suite 502

New Haven, CT 06510

(203)865-3123

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS RVRM Holdings, LLC (1) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 27 - 3185154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 21,283,333 (1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 21,283,333 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,283,333 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2% (2)
14	TYPE OF REPORTING PERSON IN

(1) RVRM Holdings, LLC ("RVRM") is the direct holder of 21,283,333 shares. Ronald J. LoRicco Sr. is a member of RVRM.

(2) The percentage of shares of common stock reported owned by the Reporting Person is based upon 131,018,674 shares of common stock outstanding as of July 13, 2018.

1	NAME OF REPORTING PERSONS ARGJ, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 82 - 1079981
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,066,666 (1)
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 1,066,666 (1)
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,066,666 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .8% (2)
14	TYPE OF REPORTING PERSON IN

(1) ARGJ, LLC (“ARGJ”) is the direct holder of 1,066,666 shares. Ronald J. LoRicco Sr. is the manager of ARGJ.

(2) The percentage of shares of common stock reported owned by the Reporting Person is based upon 131,018,674 shares of common stock outstanding as of July 13, 2018.

1	NAME OF REPORTING PERSONS RJC3, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 82 – 1080083
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .3% (2)
14	TYPE OF REPORTING PERSON IN

(1) RJC3, LLC ("RJC3") is the direct holder of 400,000 shares. Ronald J. LoRicco Sr.’s brother, Richard LoRicco, Jr., is the manager of RJC3. Ronald J. LoRicco Sr. is neither a manager nor a member of RJC3. Ronald J. LoRicco Sr. disclaims beneficial ownership of all of the securities that are beneficially owned by RJC3, except to the extent, if any, of his pecuniary interest therein.

(2) The percentage of shares of common stock reported owned by the Reporting Person is based upon 131,018,674 shares of common stock outstanding as of July 13, 2018.

ITEM 1.	SECURITY AND ISSUER

This statement of beneficial ownership on Schedule 13D/A is filed with respect to the Common Stock, $0.001 par value per share (the “Common Stock”), of PAYMEON, INC., a Nevada corporation (the “Company” or “Issuer”). The principal executive offices of the Company are located at 2688 NW 29TH TERRACE, BUILDING 13, OAKLAND PARK, FLORIDA 33311.

ITEM 2.	IDENTITY AND BACKGROUND

This statement is filed by Ronald J. LoRicco Sr, a resident of the United States. Mr. LoRicco Sr. is an attorney at The LoRicco Law Firm, LLC. The address of the principal office of The LoRicco Law Firm is 216 Crown Street,

Suite 502, New Haven, Connecticut 06510.

Mr. LoRicco, has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. LoRicco has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. LoRicco is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Personal funds; working capital

ITEM 4.	PURPOSE OF TRANSACTION.

Investment purposes

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)

The percentage of shares of Common Stock reported owned by the Reporting Person is based upon 131,018,674 shares of the Company’s Common Stock outstanding as of July 31, 2018.

(b)

By virtue of his position as Manager of ARGJ, Mr. LoRicco has sole power to vote and dispose of the Common Stock beneficially owned by ARGJ reported in this Schedule 13D. As a Member of RVRM, Mr. LoRicco has shared power to dispose of the Common Stock held by RVRM.

(c)

Except as otherwise disclosed herein, no Reporting Person has effected any other transactions in the Common Stock during the past 60 days.

(d)

As members of RVRM, which owns 16.2% of the outstanding Common Stock, Richard LoRicco, Jr., Vincent LoRicco, and Maria LoRicco have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock held by RVRM.

(e)

Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

NA

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2018

	By:	/s/ Ronald J. LoRicco Sr.
	Name:	Ronald J. LoRicco Sr.
	Title:	Individual